UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Costamare Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

Y1771G102
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y1771G102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Achillefs Konstantakopoulos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
22,456,662[1]

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
22,456,662[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,456,662[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.4%[2]

12	TYPE OF REPORTING PERSON (See Instructions)
IN

1 Achillefs Konstantakopoulos personally owns 9,789,718 shares. This number also includes (i) 1,180,000 shares owned by the reporting person’s spouse; (ii) all 9,636,117 shares owned by Yaco Maritime Investments S.A; and (iii) half of the shares (1,850,827) of Costamare Shipping Services Ltd. The reporting person disclaims beneficial ownership of the shares owned by the reporting person’s spouse, and the reporting thereof shall not constitute an admission that the reporting person is a beneficial owner of such shares.
2 The percent ownership is calculated based upon an aggregate of 122,160,638 shares outstanding.

CUSIP No.	Y1771G102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Yaco Maritime Investments S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
9,636,117[3]

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
9,636,117

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,636,117

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.9%[4]

12	TYPE OF REPORTING PERSON (See Instructions)
CO

3 Yaco Maritime Investments S.A. is controlled by Achillefs Konstantakopoulos, resulting in his indirect ownership of all 9,636,117 shares of common stock of Costamare Inc.
4 The percent ownership is calculated based upon an aggregate of 122,160,638 shares outstanding.

CUSIP No.	Y1771G102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Costamare Shipping Services Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,850,827

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
1,850,827

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,850,827[5]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.5%[6]

12	TYPE OF REPORTING PERSON (See Instructions)
CO

5 Achillefs Konstantakopoulos owns 50% of the outstanding equity of Costamare Shipping Services Ltd., resulting in his indirect ownership of half of the stock (1,850,827) owned by Costamare Shipping Services Ltd.
6 The percent ownership is calculated based upon an aggregate of 122,160,638 shares outstanding.

Item 1.

	(a)	Name of Issuer:

Costamare Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

7 rue du Gabian
MC98000 Monaco

Item 2.

	(a)	Name of Persons Filing:

Achillefs Konstantakopoulos
Yaco Maritime Investments S.A.
Costamare Shipping Services Ltd.

	(b)	Address of Principal Business Office or, if none, Residence for each of the reporting persons:

The principal business office of each person named in Item 2(a) above is:
c/o Costamare Shipping Company S.A.
60 Zephyrou Street & Syngrou Avenue
17564 Athens, Greece

	(c)	Citizenship:

Achillefs Konstantakopoulos is a citizen of Greece.
Yaco Maritime Investments S.A. is a Marshall Islands corporation.
Costamare Shipping Services Ltd. is a Marshall Islands corporation.

	(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

	(e)	CUSIP Number: Y1771G102

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.		Ownership.

Ownership is as of December 31, 2020.

The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

Item 5.		Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certifications.

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2021

By:	/s/ Achillefs Konstantakopoulos
	Name:	Achillefs Konstantakopoulos

By:	/s/ Achillefs Konstantakopoulos
	Name:	Yaco Maritime Investments S.A.

By:	/s/ Athanasios Beis
	Name:	Costamare Shipping Services Ltd.

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G or, to the extent required by applicable law, Schedule 13D with respect to the Common Stock, par value $0.0001 per share, of Costamare Inc., a Marshall Islands corporation, beneficially owned by them, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13G or, if applicable, Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13G or, to the extent required by applicable law, Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13G or Schedule 13D by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 6th day of January, 2021.

By:	/s/ Achillefs Konstantakopoulos
	Name:	Achillefs Konstantakopoulos

By:	/s/ Achillefs Konstantakopoulos
	Name:	Yaco Maritime Investments S.A.

By:	/s/ Athanasios Beis
	Name:	Costamare Shipping Services Ltd.